Exhibit 99.1
The results of Annual General Meeting of Shareholders for the FY2021

On March 24, 2022, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2021, and all four agendas listed below were approved as originally proposed.

Agenda:

1. Approval of Financial Statements for fiscal year 2021
(January 1, 2021 - December 31, 2021)

2. Election of Directors (8 Independent Directors)
2-1. Independent Director Candidate: Mr. Park Ansoon
2-2. Independent Director Candidate: Mr. Byeon Yang-ho
2-3. Independent Director Candidate: Mr. Sung Jae-ho
2-4. Independent Director Candidate: Ms. Yoon Jaewon
2-5. Independent Director Candidate: Mr. Lee Yoon-jae
2-6. Independent Director Candidate: Mr. Jin Hyun-duk
2-7. Independent Director Candidate: Mr. Huh Yong-hak
2-8. Independent Director Candidate: Ms. Kim Jo Seol

3. Election of Audit Committee Member (3 members)

3-1. Audit Committee Member Candidate: Mr. Bae Hoon

3-2. Audit Committee Member Candidate: Mr. Sung Jae-ho

3-3. Audit Committee Member Candidate: Ms. Yoon Jaewon

4. Approval of the Director Remuneration Limit

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2021 as follows:

Dividend amount for stocks: KRW 747,705,282,800 (KRW 1,400 per share)

The annual dividend per share including quarterly dividends is KRW 1,960 per share and the total annual dividend is KRW 1,046.8 billion, the annual dividend yield is 5.2%.

For the details of the originally proposed agenda, please refer to our Convocation Notice of the 21th Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on March 3, 2022.